FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2019

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑···Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐···No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- ..

Item 7.01
Regulation FD Disclosure
Item 8.01
Other Events

On April 18, 2019, our Board of Directors of Euro Tech Holdings Company Limited (the “Company”) approved the adoption of the 2019 Stock Option and Incentive Plan (the “Plan”). Subject to the approval of the Plan by a resolution of the shareholders of the Company, the Board of Directors of the Company approved the adoption of the Plan by unanimous written consent dated April 18, 2019 as it believes that such actions are in the best interests of the Company and its shareholders. The Plan was then approved under a resolution of the Company's shareholders consented to in writing dated April 18, 2019.

The Board of Directors believes that the Plan will promote the success, and enhance the value, of the Company by linking the personal interest of participants to those of Company shareholders and by providing participants with an incentive for outstanding performance.

The Plan provides for the granting of up to 300,000 Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

Pursuant to Article 82 of the Articles of Association of the Company an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing, without the need for any notice. No meeting of the shareholders of the Company was required in order to pass the shareholder resolutions that approved the adoption of the Plan as it was instead approved by way of a resolution of shareholders consented to in writing. Shareholders holding a majority of the shares entitled to vote on the adoption of the Plan passed the approving shareholder resolutions. This eliminated the costs and management time involved in holding a meeting of the shareholders and ensured that the Plan was adopted as early as possible in order to accomplish the purposes of the Company.

On or about April 25, 2019, the Company caused to be sent to its shareholders a Notice relating to the adoption of the Plan. Copies of the Plan and the Notice are filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

April 25, 2019	By:	/s/Jerry Wong
Jerry Wong
Chief Financial Officer

Item 9.01
Financial Statements and Exhibits..

(a)
Financial Statements:

None.

(b)
Pro Forma Financial Information:

None.

(c)
Shell Company Transactions:

None.

(d)
Exhibits:

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan
99.1	Notice to Shareholders, dated April 18, 2019, issued by Euro Tech Holdings Company Limited

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